Mail Stop 7010


August 3, 2005


Via U.S. mail and facsimile

Mr. David Eliason
President
Eliason Funding Corporation
548 Highway 155
St. Germain, WI 54558

Re: 	Eliason Funding Corporation
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 27, 2005
File No. 333-125542

Dear Mr. Eliason:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your response to comment one of our letter dated June
30,
2005. Your prospectus must differentiate between your business as currently conducted and your business as you intend to eventually conduct it. Although you may plan to originate loans to third parties in the future, it appears that your current business is originating loans to affiliates. Please revise your prospectus and, in particular your Business section, accordingly.

2. We note your response to comment three of our letter dated June 30, 2005. In reviewing Grant Thornton`s report on the financial statements on page F-7 and the related consent to utilize their report in your filing at Exhibit 23.01, we see no indication on either document that they were manually signed. If you are in possession of these signed documents, please have Grant Thornton re-issue the documents reflecting conformed signatures and amend your filing as appropriate.
3. We note that the date of the consent of your independent registered public accounting firm included in this amendment has not been updated. Due to the passage of time between your initial filing and your amendments, please ensure that future amendments include a currently dated consent with a conformed signature.

Prospectus Summary, page 1

Our Company, page 1

4. We note the disclosure in the third and fourth sentences of the first paragraph of this section. Please revise to clarify that you will hold a subordinate position as to all of your loans and that this priority position may significantly impede your ability to collect on defaulted loans.

5. Please explain the meaning of a "personal signature" by a borrowing entity and the effect of this type of signature on the loans you originate.

6. We note the disclosure in the fourth sentence of the first paragraph that you will secure the loans "whenever possible."
Please
clarify whether you will originate loans without security.

Risk Factors, page 3

7. We reissue comment 8 of our letter dated June 30, 2005. In this regard, we note that this section continues to contain repetitive risk factors. See risk factors nine and 10 and risk factors four and
23.

We are not required to sell all of the notes to consummate this offering..., page 7

8. Please disclose the minimum amount of funds you believe you need in order to implement your growth strategy.

There is no established trading market for our notes and you may not..., page 7

9. We reissue comment 14 of our letter dated June 30, 2005 as it does not appear that you have revised this risk factor in response to our comment.

The Offering, page 10

10. Please reconcile the disclosure in the fifth bullet point of this section with the disclosure in the first sentence of the last paragraph of this section.
11. We note the disclosure in the first sentence of the last paragraph of this section. Please disclose the period of time during which you will determine whether to accept or reject a subscription.
For example, will you decide within a week of an investor`s delivery of payment and an executed subscription agreement? In addition, please disclose the reasons why you would not accept a subscription.

12. We note the disclosure in the third sentence of the last paragraph of this section. Please disclose the amount of time following the rejection of a subscription that an investor will have to wait to receive the refund of their payment. Please also disclose whether you will deposit payments in accounts that generate interest or otherwise use these payments for investment purposes prior to deciding whether to accept a subscription. If so, please disclose whether you will retain or refund amounts earned on payments in the event you reject a subscription.

Use of Proceeds, page 11

13. We reissue comment 15 of our letter dated June 30, 2005. In addition, please explain the factors that would cause your operating expenses to increase with respect to increased receipts of Note proceeds. Please also discuss the factors that would cause you to change allocations to address changes in your capital requirements.

Plan of Operation, page 12

14. We read your response to comment 16 of our letter dated June
30,
2005. Please significantly revise this section to describe with greater specificity the proposed plan of operation for the next 12 months. Your current disclosure is too general.

Our Market and Market Opportunities, page 13

15. We read your response to comment 18 of our letter dated June
30,
2005. Please revise this section substantially to discuss the industry in which you operate and to delete the disclosure that does little more than market your company, such as the second and third sentences of the first paragraph and the last sentence of the second paragraph. Please also avoid duplicative disclosure in this section and in the section entitled "Competition" on page 14.

Competition, page 14

16. We reissue comment 21 of our letter dated June 30, 2005 as it does not appear that you have discussed the principal methods of competition in your industry and your competition`s advantages over you.
Management, page 16

Description of Securities, page 16

17. We read your response to comment 28 of our letter dated June
30,
2005. Please clarify that the disclosure in this section includes all of the material terms of the notes.

Payments of Principal and Renewal, page 21

18. We note your disclosure in the last sentence of this section.
Please disclose this intended use of proceeds in the Summary and Use of Proceeds sections. Please also add risk factor disclosure regarding this use of proceeds.

Modification of the Indenture and Supplemental Indentures, page 26

19. We reissue comment 31 of our letter dated June 30, 2005 as it does not appear that you have disclosed the exceptions.

Where You Can Find Additional Information, page 36

20. We read your response to comment 36 of our letter dated June
30,
2005 and we reissue this comment as it pertains to the fifth sentence of the first paragraph of this section. Please be advised that your disclosure with respect to any contract or other document should be materially complete and investors may rely solely on your disclosure without reference to the applicable exhibit.

Exhibit 8.01

21. We note that counsel provided a short-form tax opinion. In this regard, we note the opinion set forth in the second sentence of the first full paragraph on page 2. As such, the disclosure set forth in the section entitled "Material Federal Income Tax Considerations" in your prospectus must be the opinion of counsel. Please revise that section accordingly.

22. We note that counsel is providing a "should" opinion instead of a
"will" opinion with respect to its opinion in the first sentence of the first full paragraph on page 2. Based on this limitation, counsel must:

* explain why it cannot give a "will" opinion;

* describe the degree of uncertainty in its opinion; and
* provide risk factor and other appropriate disclosure in the section entitled "Material Federal Income Tax Considerations" in your prospectus setting forth the risks to investors from obtaining a "should" opinion.

23. Please revise the second sentence of the first full paragraph on page 2 to clarify that the section entitled "Material Federal
Income
Tax Considerations" in your prospectus discusses all material federal income tax consequences.

24. The section of your prospectus referenced in the second sentence of the first full paragraph on page 2 is not properly identified.
Please revise accordingly.

25. We note the statement in the second full paragraph on page 2 that
"the opinions expressed herein are given as of the date hereof and we undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware of any facts that might change the opinions expressed herein after the date hereof or for any other reason." We also note that the tax opinion has been dated July 27, 2005. Please be advised that the tax opinion must speak through the effective date of your registration statement. Counsel can do this by revising this statement or by filing an opinion dated the date of effectiveness.

26. Please delete the last sentence of the second full paragraph on page 2 as security holders are entitled to rely on the tax opinion.

Exhibit 25.01

27. We read your response to comment 45 of our letter dated June
30,
2005. Please disclose the filing date of the registration statement from which you incorporate Exhibit 3 by reference.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Geoffrey R. Morgan, Esq.
Michael Best & Friedrich LLP
100 East Wisconsin Avenue, Suite 3300
Milwaukee, WI 53202

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Mr. David Eliason
Eliason Funding Corporation
August 3, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE